Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
PRA Group, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-110330 and No. 333-110331) on Form S-8 and the registration statement (No. 333-162224) on Form S-3 of PRA Group, Inc. of our reports dated February 27, 2018, with respect to the consolidated balance sheets of PRA Group, Inc. and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”) and the effectiveness of internal control over financial reporting as of December 31, 2017, which reports appear in the December 31, 2017 annual report on Form 10-K of PRA Group, Inc.
/s/ KPMG LLP
Norfolk, Virginia
February 27, 2018